VERA ROASTING COMPANY, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 21, 2017



Independent Accountant's Review Report

To Management
Vera Roasting Company, Inc.
Portsmouth, NH

I have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 21, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VERA ROASTING COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 9,297	$ 7,767
Accounts Receivable	846	-
Inventory	12,442	4,971
Prepaid Expenses	1	90
TOTAL CURRENT ASSETS	22,586	12,828
NON-CURRENT ASSETS		
Intellectual Property	19,110	5,130
TOTAL NON-CURRENT ASSETS	19,110	5,130
TOTAL ASSETS	$ 41,696	$ 17,958

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	17,128	7,953
Accrued Expense	7,086	3,800
Unearned Revenue	50	2,963
Loan from Related Party	59	218
TOTAL CURRENT LIABILITIES	24,323	14,934
TOTAL LIABILITIES	24,323	14,934
SHAREHOLDERS' EQUITY		
Capital Stock (9,000,000 shares authorized, 5,844,500 shares issued and outstanding. $.0001 par value)	584	500
Additional Paid in Capital	37,896	2,500
Retained Earnings (Deficit)	(21,109)	22
TOTAL SHAREHOLDERS' EQUITY	17,371	3,022
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 41,696	$ 17,958

VERA ROASTING COMPANY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ 89,107	$ 32,147
Cost of Goods Sold	(51,724)	(20,392)
Gross Profit	37,383	11,755
Operating Expense		
Marketing	21,528	5,136
Payroll	19,977	-
General & Administrative	8,160	1,275
Contract Labor	2,913	1,391
Computer & Internet	2,243	1,833
Supplies	2,060	2,090
	56,881	11,725
Net Income from Operations	(19,498)	30
Other Income (Expense)		
State and Local Tax	(1,633)	(8)
Net Income Before Provision for Income Tax	(21,131)	22
Provision for Income Taxes at 15% Rate	-	-
Net Income	$ (21,131)	$ 22

VERA ROASTING COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (21,131)	$ 22
Change in Receivables	(846)	-
Change in Inventory	(7,471)	(4,971)
Change in Other Assets	89	(90)
Change in Payables	9,175	7,953
Change in Accrued Expense	3,286	3,800
Change in Unearned Revenue	(2,913)	2,963
Net Cash Flows From Operating Activities	(19,811)	9,677
Cash Flows From Investing Activities		
Capitalization of Intellecutal Property Expense	(13,980)	(5,130)
Loan from Related Party	(159)	218
Net Cash Flows From Investing Activities	(14,139)	(4,912)
Cash Flows From Financing Activities		
Sale of Stock	35,480	3,000
Net Cash Flows From Financing Activities	35,480	3,000
Cash at Beginning of Period	7,767	-
Net Increase (Decrease) In Cash	1,530	7,765
Cash at End of Period	$ 9,297	$ 7,767

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vera Roasting Company, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and New Hampshire. Vera Roasting Company is the only coffee selling coffee infused with resveratrol, the all-natural antioxidant contributing to the heart-healthy nature of red wine. The Company operates a direct-to-consumer e-commerce site and also sells wholesale to local retailers as well as one national chain.

The Company will conduct an equity crowdfund offering during the first and second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Inventory

The Company's inventory consists of products held for sale to the Company's customers. Management's experience suggests that losses due to spoilage or obsolescence of the Company's inventory items are likely to be rare. Thus, no amount has been recognized in the financial statements to account for worthless inventory.

_____

Intellectual Property

     Intellectual Property consists of capitalized expenses associated with securing legal rights to production processes developed by the Company.

Advertising Costs

     The Company expenses direct advertising costs as incurred.

Income Taxes

     The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax year 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

     The Company is subject to Income Tax in the State of New Hampshire. The Company's New Hampshire tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2019 and 2020, respectively.

     The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2019 and 2020, respectively.

Equity Compensation

     In 2015, the Company developed an Equity Incentive Plan ("the Plan") to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain, and motivate persons who make important contributions to the Company. Employees and outsiders are eligible to participate in the Plan. Rights associated with equity granted under the plan (generally consisting of Restricted Stock) vest on a schedule determined by the Board of Directors and is either granted outright or purchased at a price set by the Board. Stock purchased under the plan is subject to the restriction that the minimum price shall be the fair market value of the stock as of the grant date of the associated option. Equity issued under the plan in 2015 and 2016 was as follows:

Year	Type	Authorized	Issued and Oustanding
2015	Restricted Stock	7,000,000 shares	3,000,000
2016	Restricted Stock	7,000,000 shares	3,844,500

NOTE C- CONCENTRATIONS OF RISK

     Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 21, 2017, the date that the financial statements were available to be issued.